Exhibit 99.1

PRESS RELEASE

Company:	National Bancshares Corporation
		OTC Bulletin Board - NBOH
Contact: 	David C. Vernon, President and CEO
Address:	112 West Market Street
		Orrville, Ohio  44667
Phone:		330.682.1010
Fax:		330.682.4644

For Immediate Release: April 30, 2010

National Bancshares Corporation Announces First Quarter Earnings

Orrville, Ohio ~ National Bancshares Corporation, the holding company for First National Bank, reported net income of $293,000 for the quarter ended March 31, 2010, a decrease from $573,000 for the same period in 2009. Earnings per share were $0.13 and $0.26 for March 31, 2010 and 2009, respectively.

First Quarter 2010 Business Highlights:

~ The provision for loan losses increased $384,000 to $507,000 from $123,000 in the same period in 2009.

~ Cash and cash equivalents increased $20.8 million to $28.8 million from $8.1 million as of December 31, 2009

~ Net interest income for the quarter totaled $3,112,000, an increase of 4.0% compared to $2,993,000 for the same period in 2009.

~ Mortgage banking income increased $31,000 or 155.0% to $51,000 for the quarter ended March 31, 2010 from $20,000 for the same period in 2009.

~ Total deposits increased $14.6 million or 5.0% from $291.4 million as of December 31, 2009 to $306.0 million as of March 31, 2010.

First Quarter 2010 Financial Summary:

Net interest income for the quarter ended March 31, 2010 was $3,112,000, an increase of 4.0% from $2,993,000 for the same period in 2009. The increase was achieved even though lower yielding cash and cash equivalents increased by $20.8 million in the first quarter. Net interest income was impacted by the growth in average loans and deposits, a decrease in the yield on earning assets in part caused by the increase in cash and cash equivalents and a decrease in the cost of funds.

Earnings for the quarter ended March 31, 2010 were negatively impacted by the $507,000 provision for loan losses, an increase of $384,000 compared to the same period in 2009. The increase in the provision was primarily related to the specific loss allocation, attributable to 2010 loan deterioration, on three classified loans. The three loans represent
$2.8 million of the total classified loans.

Noninterest income for the quarter ended March 31, 2010 decreased to $625,000 or 3.1%, from $645,000 for the same period in 2009. The change is primarily related to the decrease in net gains recorded on the sale of securities from $152,000 in 2009 to $76,000 in 2010.

Noninterest expense for the quarter ended March 31, 2010 was $2,929,000, an increase of 7.1% from $2,735,000 for the same period in 2009. The change in noninterest expense was due primarily to an increase in salaries and benefit expense, data processing expense and occupancy expense.

March 31, 2010 Financial Condition:

Total assets increased 3.0% to $381.3 million as of March 31, 2010, from $370.2 million at December 31, 2009. Securities available for sale totaled $123.5 million as of March 31, 2010, compared to $130.2 million at December 31, 2009. Loans, net of allowance for loan losses decreased
$2.6 million to $191.5 million as of March 31, 2010, compared to $194.1 million at December 31, 2009. Deposits increased 5.0% to
 $306.0 million as of March 31, 2010, compared to $291.4 million at December 31, 2009. Shareholders` equity increased 2.1% to $39.7 million at March 31, 2010, from $38.9 million at the end of 2009. Accumulated other comprehensive income, which is the unrealized gain on securities classified as available for sale, net of tax, increased to $3.1 million as of March 31, 2010, compared to $2.5 million as of December 31, 2009.

The allowance for loan losses increased from $2,906,000 as of December 31, 2009 to $3,394,000 at March 31, 2010, or from 1.48% of total loans at year-end 2009 to 1.74% at March 31, 2010. The provision for loan losses for March 31, 2010 was $507,000, compared to $123,000 for the same period in 2009. Total nonperforming loans increased from $5.2 million as of December 31, 2009 to $6.4 million at March 31, 2010. Non-performing loans consist of loans placed on non-accrual status and loans past due over 90 days and still accruing interest. Loans past due greater than 30 days, increased from $1.7 million as of December 31, 2009 to $1.9 million as of March 31, 2010. Adversely classified loans, including special mention, doubtful and substandard, decreased from $14.6 million to $14.5 million in the first quarter of 2010. The increase in the allowance for loan losses and the increase in non performing loans is directly attributable to the economic downturn which has negatively impacted the financial position and ability to service debt of some of the Bank`s borrowers. Management believes the allowance for loan losses is adequate as of March 31, 2010.

National Bancshares Corporation`s subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen full service offices located in Orrville, Massillon, Wooster, Fairlawn, Apple Creek, Dalton, Kidron, Lodi, Mt. Eaton, Seville and Smithville and a loan production office in Salem, OH.

Forward-Looking Statements ~ This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company`s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended
December 31, 2009. The Company assumes no obligation to update any forward-looking statement.